DANISCO

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

December 4, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated October 16, 2003.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel

1193415.1

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
A.	**PRESS RELEASES**					
1.	Oct 23, 2003	Danisco and Verdera sign licensing and distribution agreement	X			X
2.	Oct 28, 2003	New enzyme makes the best of flour	X			X
3.	Oct 28, 2003	Danisco Sugar calls for dialogue about sugar, overweight and lifestyle	X			X
4.	Oct 29, 2003	Charlotte Jacobsen receives Danisco Award 2003	X			X
5.	Oct 30, 2003	Tropical Tastes for all Seasons	X			X
6.	Nov 13, 2003	Danisco Investment	X			X
7.	Nov 17, 2003	New Headquarters for Danisco Flavors	X			X
8.	Nov 20, 2003	Danisco Receives Food Ingredient Award	X			X
B.	**NOTICES TO THE STOCK EXCHANGE**	**No Notices to the Stock Exchange since the last submission to the Commission, under cover of a letter dated October 16, 2003**				
C.	**INFORMATION DISTRIBUTED TO DANISCO A/S SHAREHOLDERS**	**No Information Distributed to Danisco A/S Shareholders since the last submission to the Commission, under cover of a letter dated October 16, 2003**				

23.10.2003

Danisco and Verdera sign licensing and distribution agreement



The following text is an excerpt of a press release from Verdera Oy. You can read the entire press release at www.verdera.fi.

Verdera Oy and Danisco Animal Nutrition, have signed a global licensing and distribution agreement, which grants Verdera worldwide exclusive rights to sell and market betaine applications for plant production, which are sold under the trade mark Greenstim. Greenstim is a well-known growth stimulant that is mainly used in cultivation of tomato, sweet pepper and watermelon crops. Great potential is also expected in cultivation of olive trees as well as turf and golf courses.



Click here to read the entire press release

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28.10.2003
New enzyme makes the best of flour



- The patented enzyme is not affected by the inhibitors naturally present in wheat flour.

Danisco has launched a new enzyme that could prove very important to small as well as large-scale bakeries. The new enzyme, which will be marketed under the name GRINDAMYL® POWERBake, is not affected by the natural content of inhibitors in wheat flour, which normally undermines the positive effect of the enzymes.

´Using the new enzyme makes the baking process easier and especially safer for the baker. Thereby, both baker and consumer will get bread of a high and uniform quality every time,´ says Jan Sindesen, President of Danisco´s Specialities Division, which produces the enzyme.

Industrial bread production requires high and standardised flour quality to ensure uniform products and thus increased profitability for the customer. Flour is a natural product and due to factors such as different weather and growing conditions, the composition of the flour varies from region to region and from year to year. To standardise the varying qualities and, at the same time, ensure high quality flour, the enzyme xylanase is often added to the flour. But so far, the natural presence in the flour of the so-called xylanase inhibitors has limited the effect of the enzymes. With the new enzyme, Danisco has now solved this problem.

Way ahead of competitors
Danisco is the first and only supplier of the new enzyme and has secured its head start by eight patents. The enzyme development technology is based on the discovery of xylanase inhibitors in flour. In the late 90s, Danisco scientists identified the inhibitors´ effect on xylanase and applied this knowledge to develop the new enzyme.
´GRINDAMYL® POWERBake is an example of how Danisco through targeted research adds knowledge to our ingredients to the benefit of our customers,´ says Jan Sindesen.

Huge global potential
Danisco has high expectations for the GRINDAMYL® POWERBake, which has been introduced on the world market. The global market for bakery enzymes amounts to more than DKK 1 billion a year, of which xylanase accounts for around 40-50 per cent. Danisco already holds a double-digit percentage of this market but expects the new GRINDAMYL® POWERBake to further grow the market share.

Further information about GRINDAMYL® POWERBake is available at:
www.danisco.com/enzymes/powerbake

For more information, please contact:
Jan Sindesen, President, Danisco Specialities, tel.: +45 32 66 20 00
Kristian Lysgaard, Media Relations Manager, Danisco A/S, tel.: +45 32 66 29 26,

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mobile +45 21 72 58 12.

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28.10.2003

Danisco Sugar calls for dialogue about sugar, overweight and lifestyle



According to a report from the Danish Nutrition Council published on 27 October 2003, some children consume too much sugar compared to the recommendations.

Danisco Sugar considers the report an interesting contribution to the disclosure of factors that influence for example overweight among children, and calls for cooperation and dialogue.

´However, we can´t just single out one particular food ingredient, as that may take the focus away from the actual problems in connection with overweight - for example the low level of physical activity,´ says Executive Vice President Mogens Granborg in a comment.

´We must keep in mind that the causes of overweight are very complex and that diet counselling is only one of several key areas. In fact, the latest dietary study from the Danish Veterinary and Food Administration concludes that one of the main issues in relation to the obesity epidemic is the lack of physical activity among both children and adults.´

Read the entire press release from Danisco Sugar at www.daniscosugar.com (only in Danish).

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29.10.2003

Charlotte Jacobsen receives Danisco Award 2003



This year´s winner of the Danisco Award is Charlotte Jacobsen, Senior Scientist at the Danish Institute for Fisheries Research. Today, she received the award of DKK 250,000 for her knowledge on rancidification processes in fish oil and her work with enabling the use of fish oil in food without the products becoming rancid. At 38, she has already achieved considerable results in this area.

Fish oil is good for our health. It is full of omega-3 fatty acids, which can reduce the risk of cardiovascular diseases. The latest research even indicates that fish oil also has a positive influence on for example arthritis. Despite massive campaigns to get Danes to eat more fish, we still do not eat enough. For health reasons, it is therefore in the general interest to increase people´s fish oil consumption by adding it to food. However, this has so far constituted a problem because food quickly became rancid when fish oil was added, but Charlotte Jacobsen is now close to solving this problem.



An important factor in improving the general health

´Healthy food has no effect until it´s eaten. Nutritionally balanced and healthy food that´s also tasty and appetising can become an important factor in improving the general health of the population. This was a major argument when we decided who should receive the Danisco Award this year,´ says CEO of Danisco Alf Duch-Pedersen at the award ceremony, and further motivated the choice: ´Even before turning forty, Charlotte Jacobsen has achieved significant progress in her field, and her research career till now indicates that we can expect important research achievements from her in the years to come.´

The Danisco Award was presented Wednesday afternoon by the Danish Minister for Food, Agriculture and Fisheries Mariann Fischer Boel following the Danish Food Forum´s conference on Corporate Branding, which for the occasion took place at Danisco in Copenhagen, Denmark.

The award will hopefully help highlighting the use of fish oil in food

After the presentation, Charlotte Jacobsen gave a thank you speech for the award, which she was naturally very happy to receive but she also believed that it would help her in her work going forward:
´The Danisco Award is a major recognition and it will hopefully help highlighting the use of fish oil in food so we can get even further,´ said Charlotte Jacobsen and disclosed that one of her goals is for her research to result in actual food products on the supermarket shelves within five to six years.

This is the second time the Danisco Award is granted. The purpose of the award,

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instituted by the Danisco Foundation, is to help improve food, notably industrially produced food. Institutions and individuals in Denmark and abroad are eligible for the award as a reward for outstanding efforts to improve our food or as a means of financing food improvement projects. The Danisco Award is granted at least every second year.

Additional information:
Click here to read Charlotte Jacobsen's Curriculum Vitae

For further information, please contact:
Alf Duch-Pedersen, CEO, Danisco A/S, tel.: +45 32 66 20 00 or
Kristian Lysgaard, Media Relations Manager, Danisco A/S, tel.: +45 32 66 29 26, mobile: +45 21 72 58 23.

Latest News

30 October 2003

Tropical tastes for all seasons



Danisco has *created two new authentic tastes from the tropics* - kalamansi and dalandan, two citrus fruits widely enjoyed throughout Asia for their *refreshing, juicy taste and high vitamin and mineral content.*

Now to increase a part of Danisco's extensive flavour range, *kalamansi and dalandan* can be enjoyed by consumers everywhere. The unique flavour notes can be incorporated in a wide range of food and beverage applications.

A type of lime fruit, **kalamansi** is characterised by a *sharp, fresh flavour with a slightly bitter aftertaste.* **Dalandan** is a *type of mandarin, fresher, sweeter and more juicy than orange.*

Kalamansi by another name

- Calamonding
- Calamunding
- Chinese orange
- Kalamondin
- Panama orange

Dalandan by another name

- Darangita
- King orange
- Mandarin orange
- Tangerine orange

Applications
Kalamansi and dalandan flavours have until now been widely used in carbonated drinks, particularly in the Philippines. The Danisco flavour range is *suitable for beverages, bakery and dairy products and confectionery.*

Get in touch
For more information about the full kalamansi and dalandan range and Danisco's technical flavour services, contact lydia.chua@danisco.com.

---

15 October 2003

Baking quality uninhibited - New enzyme from

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Danisco makes the best of flour



Being a leading functional ingredients supplier, Danisco has *launched a whole new era of standardised baking performance* with its *GRINDAMYL® POWERBake Bakery Enzyme*. Based on newly developed technology, this unique baking xylanase has a supreme effect - no matter what the variation in flour quality.

GRINDAMYL® POWERBake *overcomes the problems caused by the xylanase inhibitors naturally present in flour*. Until now, these inhibitors have exercised a major influence on the microbial xylanases used to standardise and improve flour performance, leading to quality variations in the final baked products.

First uninhibited xylanase on the market
Danisco's efforts to *isolate and characterise these xylanase inhibitors* have now resulted in the **first uninhibited xylanase on the market**.

GRINDAMYL® POWERBake ensures *consistently high quality and stability* in the bakery. The improved baking performance includes *increased volume and crumb structure* in the final product. *Stronger dough* with *improved elasticity and extensibility* and *higher tolerance* towards processing variations are other important benefits.

For more information about GRINDAMYL® POWERBake, visit www.danisco.com/enzymes/powerbake.

Contact your Danisco sales person for further assistance - or one of the below:

Déia Vilela Reyes
Bakery Industry Manager - *SOUTH AMERICA*
Tel: +54 11 5199 9550
deia.vilela@danisco.com

Dana L. Boll
Product Manager Specialties, Bakery - *NAFTA*
Tel: +1 800-255-6837, ext. 1226
dana.boll@danisco.com

Christian Petersen
Business Manager Bakery Enzymes - *ASPAC*
Tel: +61 401700813
chris.petersen@danisco.com

Ulf Brøchner Sørensen
Global Product Manager, Enzymes
Tel: +45 89435370
ulf.brochner.sorensen@danisco.com

---

08 October 2003

Danisco at World Food Technology & Innovation

Forum

Food manufacturers spend millions of dollars annually on R&D. Meeting the needs of consumers by getting the right product to market requires continuous creativity and innovation to gain competitive edge.

The *2nd Annual World Food Technology & Innovation Forum* is an event is for senior professionals from the food manufacturing and retail industries. It's a chance to have personal one-to-one meeting sessions with selected supplier companies as well as multi-streamed conference sessions and themed luncheon discussions.

The event will take place in *Amsterdam in the Netherlands on 3-4 November 2003.*

Structured lipids as fat replacers - a presentation by Danisco
The speaker programme will include a presentation of "Structured lipids as fat replacers - an opportunity for calorie reduction without compromising with organoleptic properties", by Business Director Terese O'Neill from Danisco. Come meet Danisco and hear the presentation on *3 November at 12.40.*

For more information and to register, go to www.food.access-events.com.


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13.11.2003
Danisco investment

Knowledge on taste that makes food healthier.

Today, Danisco invested in US-based Linguagen - one of the two leading companies within development of ingredients used to improve the taste of food, beverages and pharmaceutical products. Danisco Venture has handled the investment.

Leif Kjærgaard, Senior Vice President, Global Innovation and Business Development, Danisco, states the reasons for choosing Linguagen:

'Our aim is to get more knowledge on how the body perceives the taste of food via receptors on the tongue. This will also increase our knowledge on what controls the taste sensation of e.g. bitterness, saltiness and sweetness. Linguagen researches into technologies to identify and influence our taste receptors, which, in the end can contribute to preventing a number of lifestyle-related diseases, which society today spends a lot of money on treating.'

From knowledge to disease prevention
Some concrete examples of Linguagen's technologies are: bitter blockers that reduce the bitter taste in food, which today is done by adding more sugar; and sweetness potentiators that cut down the use of sugar by enhancing the taste sensation of the sugar in the food product.

'The market for such products carries a huge potential. There are only two companies in the world that work on finding the reasons why ingredients improve the taste of food, beverages and pharmaceuticals. We expect Danisco Venture's investment in Linguagen to increase the possibility of us jointly creating new products that can help us fulfilling our mission of supplying healthy, safe and tasty ingredients to the food industry,' says Leif Kjærgaard.

Press release from Linguagen

For further information, please contact:
Leif Kjærgaard, Senior Vice President, Global Innovation and Business Development, tel: +45 3266 2000
Natalie E. Weber, Media Relations tel.: +45 3266 2927, mobile: +45 2876 5104

About Linguagen Corp.
Linguagen Corp. is a privately held company located in Cranbury, N.J., and holds a variety of patents in the fields of taste research. The company researches, discovers, develops and commercialises breakthrough products that improve the palatability of oral medicines and enhance the flavour and nutritional value of foods and beverages, including solutions to the problems of bitterness, excess sugar and excess salt.

About Danisco
Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

Danisco Venture is a venture fund within Danisco A/S. Danisco Venture focuses on creating significant value growth by investing a total of DKK 500 million in ventures with high value-added products, services or technology platforms, which are relevant to Danisco.

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17.11.2003

New headquarters for Danisco Flavours



Danisco will be locating its Global Headquarters for Flavours in Belgium, with immediate effect, in order to further broaden our global reach and to position the division for future growth.

Following the recent appointment of Mr. Jos Kleppers as President of the Danisco Flavours Group, it has been decided to base its headquarters near Brussels, in Louvain-la-Neuve, Belgium, where we have recently invested in a new distribution centre. This central European location will further strengthen the supply chain management capabilities of the Flavour Division´s Global Operations and leverage existing corporate assets.

It is the opinion of Senior Management that this decision will broaden our European and Global reach and well position the division for future growth. "We will continue to invest in our principal European locations in the UK, France and Scandinavia; together with our operations in the USA and Asia Pacific", said Mr Kleppers.
Danisco´s aim is to become one of the top five world leaders in the Flavour Industry.

Mr Kleppers was appointed as President for Danisco Flavours in September of this year. He spent his early career with BBA rising to Vice President Flavours and Fragrances Europe. Over the past three years Mr Kleppers has been with Sensient, rising to President of Flavours and Fragrances Worldwide. As President, he transformed the group into a professional worldwide organisation that outperformed the industry average in sales growth and achieved record earnings over the last two years.

As part of the global strategy Danisco´s other locations in the emerging markets will also be enhanced, such as Eastern Europe, Latin America, the Middle East and Northern Africa.

Further information about Danisco Flavours at www.danisco.com/flavours.

For further information, please contact:
Jos Kleppers, President, Danisco Flavours, Tel: +44 (0) 1933 304200.
Kristian Lysgaard, Media Relations Manager, Danisco, Tel: +45 3266 2926.

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20.11.2003

Danisco receives food ingredient award



At the Food Ingredients Europe Exhibition in Frankfurt, Danisco received one of three ingredient awards for its revolutionising Grindsted® Barrier System - a water barrier that makes it possible to control moisture migration in snack fillings.

The barrier system ingredient blend is the answer to a shared problem in the food industry, because it delays moisture migration from e.g. the filling of a cake or biscuit and keeps the crispy part of the product crisp, thereby prolonging its shelf-life. In addition, the barrier system enables the use of water fillings as an alternative to fat-based fillings.

A great encouragement in our development work

"We´re pleased with the award because it´s yet another acknowledgement of the fact that we´re a leading provider of knowledge-based ingredients for our customers. We´re extremely focused on the challenges that our customers face, and our research and development efforts aim to meet them. We consider an acknowledgement from the largest European food ingredient exhibition - with more than thousand exhibitors - a great encouragement in our development work," says Torben Svejgard, President, Danisco Emulsifiers.

Grindsted® Barrier System was introduced at the Food Ingredients Europe Exhibition in Frankfurt. Its main applications are: savoury snacks, confectionery bars and fine bakery snacks.

More information at the internet:

www.danisco.com/emulsifiers

www.fi-events.com

About the The Fi Europe 2003 Awards

The Fi Europe 2003 Awards (Gold, Silver and Bronze) are given in recognition of those companies, research institutes or universities that deliver both innovation and quality to the manufacture and development of food ingredients. More than 40 new products competed for short listing in this year´s Fi Awards for New Ingredient innovation. The preliminary judging session was held at Amsterdam Airport´s Hilton Hotel in June, when the judges selected the final eight to go forward for presentation at the Fi Europe Exhibition in Frankfurt.

For further information, please contact:

Torben Svejgard, President, Danisco Emulsifiers, tel.: +45 8943 5500

Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: +45 3266 2927, mobile: +45 2876 5104

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